April 26, 2010

By Electronic Transmission

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4561

100 F Street, NE

Washington, DC 20549

Attention:	Ms. Barbara C. Jacobs Mr. Evan S. Jacobson Ms. Melissa Walsh Mr. Craig Wilson

Re:	Motricity, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed April 8, 2010
File No. 333-164471

Dear Mses. Jacobs and Walsh and Messrs. Jacobson and Wilson:

Motricity, Inc. (the “Company”) submits this letter in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated April 21, 2010, with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-164471) (the “Registration Statement”) that was filed with the Commission on April 8, 2010.

The text of the Staff’s comments has been included in this letter in bold for your convenience, and the Company has numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, the Company’s response to each of the numbered comments is set forth immediately below each numbered comment.

In addition, the Company is contemporaneously filing Amendment No. 3 (“Amendment No. 3”) to the Registration Statement. Amendment No. 3 has been revised to reflect the Company’s responses to the comments from the Staff and certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 3, except as otherwise noted. Enclosed is a courtesy package, which includes four copies of Amendment No. 3, two of which have been marked to show changes from the Amendment No. 2 to the Registration Statement.

Securities and Exchange Commission

April 26, 2010

Business, page 70

Our Solutions and Services, page 76

1.	Please revise the mCore Marketplace graphic on page 77 and/or the disclosure following the graphic so that the graphic is more understandable. For example, but without limitation, the purpose of the concentric “Community” and “Commerce APIs” circles is unc1ear.

Response: In response to the Staff’s comment, the Company has revised the mCore Marketplace graphic and disclosure on page 82.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

2.	For arrangements that do not give the customer the right to take possession of the software, consider clarifying your disclosure to explain how you separate the units of accounting. That is, explain why the hosting and subscription fees are recognized separately from the professional services and how you allocate the arrangement consideration.

Response: The Company respectfully advises the staff that for arrangements where the customer does not have the ability to self-host, the professional service fees do not qualify as a separate unit of accounting under the guidance in ASC 605-25-25-5. Although the professional service fees do not qualify as a separate unit of accounting, we believe the presentation of the professional service fees apart from the managed service fees in our statement of operations is meaningful to investors. We allocate the arrangement consideration based on the contractually stated amounts for each revenue component as we believe this best approximates the fair value of each element. The pricing of our professional services is based on the expected level of effort necessary to complete a software solution. We have revised our revenue recognition policy on pages 47-48 and F-10-F-11 to reflect the method of allocation utilized.

Securities and Exchange Commission

April 26, 2010

3.	We note the revisions made to your revenue recognition policy disclosure. For arrangements that give the customer the right to take possession of the software, please consider further clarifying your disclosure to indicate that the entire arrangement falls within the scope of ASC 985-605, pursuant to the guidance in ASC 985-605-55-121. In addition, your disclosure should be enhanced to describe how you separate the elements within these arrangements. That is, explain how you apply the guidance in ASC 985-605-25-78 to each of the elements.

Response: We agree with the Staff’s comment that the entire arrangement falls within the scope of ASC 985-605 pursuant to the guidance in ASC 98-605-55-121. In response to the Staff’s comment, the Company has revised the revenue recognition policy on pages 47-48 and F-10-F-11.

4.	For arrangements that give the customer the right to take possession of the software, please explain how you apply contract accounting to the elements within its scope (i.e. professional services and subscriptions). As part of your response, address the segmentation criteria in ASC 605-35-25-10 through 25-14. Also explain how you recognize revenue related to the professional fees to enhance the functionality of the software solution. Consider clarifying your disclosure to indicate the method used to recognize revenue for the elements accounted for under contract accounting.

Response: The Company respectfully advises the Staff that pursuant to the guidance in ASC 985-605-55-124, the entire arrangement is assessed under the software revenue guidance. We assess the hosting service under ASC 985-605-25-77 and 78 and determined that the hosting service is not considered essential to the functionality of other elements, is described in the contract such that the total price of the arrangement would be expected to vary as the result of the inclusion or exclusion of the services and we have established vendor-specific objective evidence of fair value through substantive renewal rates included in the contract. Accordingly we account for the hosting fee element of the arrangement separately and recognize the hosting fee as managed services revenue on a monthly basis as earned. The variable monthly subscription fee is considered a contingent fee and is recognized as managed services revenue monthly when the contingency is resolved and the related fee is earned in accordance with ASC 985-605-55-9. We then use the residual method to establish the fair value of the professional service fees and recognize the professional service revenues using the cost-to-cost percentage of completion (POC) method of accounting. In response to the Staff’s comment, the Company has revised the revenue recognition policy on pages 47-48 and F-10-F-11 to disclose that we use the POC method of accounting. We do not segment contracts in applying the POC method for the initial implementation of the software solution.

*    *    *    *    *

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing with regard to the Company or the Registration Statement, please feel free to contact me by phone at (425) 638-8436 or by facsimile at (425) 957-6225.

Securities and Exchange Commission

April 26, 2010

Sincerely,

/s/ Richard E. Leigh, Jr.
Richard E. Leigh, Jr.

cc:	Christian O. Nagler, Kirkland & Ellis LLP
Mark D. Director, Kirkland & Ellis LLP
William H. Hinman, Jr., Simpson Thacher & Bartlett LLP